BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 02 July 2015

Name of applicant:RELX PLC
Name of scheme:RELX Group plc SAYE Share Option Scheme (2003)
Period of return:From: 1 January 2015	To:30 June 2015
Balance of unallotted securities under scheme(s) from previous return:	1,275,355

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 61,041

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,214,314

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 02 July 2015

Name of applicant:	RELX PLC
Name of scheme:	RELX Group plc SAYE Share Option Scheme (2013)
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s):196,090

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): N/A

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 9,586

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 186,504

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 02 July 2015

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme (2003)
Period of return:From: 1 January 2015	To:30 June 2015
Balance of unallotted securities under scheme(s) from previous return:	4,505,287

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 888,456

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 3,616,831

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 02 July 2015

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme (2013)
Period of return:From: 1 January 2015To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:	186,479

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 27,035

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 159,444

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 02 July 2015

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Long Term Incentive Share Option Scheme
Period of return:From: 1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:	142,663

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 29,948

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 112,715

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653